November 13, 2009

Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, S.E., P.O. Box 339
Hickory, North Carolina 28602

      Re: CommScope, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 26, 2009
               File No. 1-12929

Dear Mr. Drendel:

      We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state on pages 38, 42, and 95 that you operate in the Middle East, Africa, and Latin America, references generally understood to encompass Iran, Syria, Sudan, and Cuba. Further, we are aware of a February 2007 news report that you have appointed EUROSTAR as your official distributor of your products in the Middle East. We also note from the website of EUROSTAR that it has a distribution office in Sudan. Iran, Syria, Sudan, and Cuba are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan, and Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan, and Cuba, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Iran, Syria, Sudan, and Cuba, directly or

indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

Frank M. Drendel
CommScope, Inc.
November 13, 2009
Page 3

cc: Larry Spirgel
         Assistant Director
         Division of Corporation Finance